FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

GlaxoSmithKline Performance Share Plan
Sale of shares to meet tax liabilities

The table below sets out changes in the interests of Directors and Persons Discharging Managerial Responsibility (PDMR) in the Ordinary Shares of GlaxoSmithKline plc arising from the sale of Ordinary Shares at a fair market value price of £16.44 per Ordinary Share on 13 February 2014 to meet tax liabilities following the vesting of awards granted under the GlaxoSmithKline 2009 Performance Share Plan (PSP).

Number of Ordinary Shares sold to meet tax liabilities following the vesting of a PSP award
Sir Andrew Witty*	92,419
Mr S Dingemans*	42,698
Mr S Bicknell	11,091
Mr A Hussain	27,238
Mr D Redfern	15,527
Ms C Thomas	21,812
Dr P Vallance	31,423
* Denotes an Executive Director

The table below sets out changes in the interests of a Director and PDMRs in the American Depositary Shares (ADS) of GlaxoSmithKline plc arising from the withholding of ADSs at a fair market value price of $54.81 per ADS on 13 February 2014 to meet tax liabilities following the vesting of awards granted under the PSP.

Number of ADSs withheld to meet tax liabilities following the vesting of a PSP award
Dr M Slaoui*	30,818
Ms D Connelly	11,321
Mr W Louv	6,860
Mr D Troy	15,625
* Denotes an Executive Director

The Company, Directors and PDMRs were advised of these transactions on 17 February 2014.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Sonja Arsenić
Corporate Secretariat

17 February 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 17, 2014

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc